UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 August 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

25 August 2026

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Brandon Craig

2	Reason for the notification

b)	Position/status	PDMR (Chief Executive Officer)

a)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 29,756 ordinary shares in BHP Group Limited from the following transactions:

 -The acquisition of 23,600 ordinary shares in BHP Group Limited following the vesting of awards under the Management Award Plan.

 -The acquisition of 5,835 ordinary shares in BHP Group Limited following the vesting of deferred rights under the Cash and Deferred Plan.

 -The acquisition of 321 ordinary shares in BHP Group Limited as a Dividend Equivalent Payment received on vesting of the Cash and Deferred Plan.

2. The on-market sale of 14,235 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.
c)	Price(s) and volume(s)
		Transaction	Price	Volume
		1	Nil	29,756
		2	AUD $65.18	14,235

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 21 August 2026

2. 21 August 2026

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Jessica Farrell

2	Reason for the notification

b)	Position/status	PDMR (President Americas)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	1. The acquisition of 16,196 ordinary shares in BHP Group Limited following the vesting of awards under the Management Award Plan.

2. The on-market sale of 7,750 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transaction described in 1.
c)	Price(s) and volume(s)
		Transaction	Price	Volume
		1	Nil	16,196
		2	AUD $65.18	7,750

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 21 August 2026

2. 21 August 2026

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

b)	Position/status	PDMR (President Australia)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 21,017 ordinary shares in BHP Group Limited following the vesting of performance rights under the Long Term Incentive Plan Award and 48,239 ordinary shares in BHP Group Limited following the vesting of deferred rights under the Cash and Deferred Plan.

2. The on-market sale of 33,253 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.
c)	Price(s) and volume(s)
		Transaction	Price	Volume
		1	Nil	69,256
		2	AUD $65.18	33,253

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 21 August 2026

2. 21 August 2026

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Vandita Pant

2	Reason for the notification

b)	Position/status	PDMR (Chief Financial Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 13,776 ordinary shares in BHP Group Limited following the vesting of performance rights under the Long Term Incentive Plan Award and 40,817 ordinary shares in BHP Group Limited following the vesting of deferred rights under the Cash and Deferred Plan.

2. The on-market sale of 17,676 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.
c)	Price(s) and volume(s)
		Transaction	Price	Volume
		1.	Nil	54,593
		2.	AUD $65.18	17,676

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 21 August 2026

2. 21 August 2026

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 25, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary